Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

	Six Months Ended June 30,	Twelve Months Ended June 30,	Years Ended December 31,
	2018	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income from continuing operations before income tax expense	$663	$1,912	$2,314	$1,945	$1,746	$1,406	$1,797
Fixed charges included in income	276	544	532	495	474	438	401
Total earnings, as defined	$939	$2,456	$2,846	$2,440	$2,220	$1,844	$2,198

Fixed charges, as defined:
Interest charges	$266	$524	$513	$478	$457	$425	$388
Rental interest factor	10	20	19	17	17	13	13
Fixed charges included in income	$276	$544	$532	$495	$474	$438	$401
Capitalized interest	2	3	1	—	—	—	—
Total fixed charges, as defined	$278	$547	$533	$495	$474	$438	$401

Ratio of Earnings to Fixed Charges	3.38	4.49	5.34	4.93	4.68	4.21	5.48